UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Financial Strategies Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31772T 107
(CUSIP Number)

Alexander V. Schinzing, Managing Member

FSC Sponsor LLC

c/o Financial Strategies Acquisition Corp.

2626 Cole Avenue, Suite 300

Dallas, Texas 75204

(972) 560-4815
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
FSC Sponsor LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,350,000 (1)(2)(3)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,350,000 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,350,000 (1)(2)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes 200,000 shares of Class A Common Stock (as defined below) underlying the Units (as defined below) and 1,150,000 Founder Shares (as defined below). The Founder Shares are convertible into shares of the Issuer’s Class A Common Stock as described in the Issuer’s registration statement on Form S-1 (File No. 333-260434) under the heading “Description of Securities—Founder Shares and Private Placement Shares,” and have no expiration date.

(2) Includes 375,000 Founder Shares directly beneficially owned by Caliente Management L.L.C. (“Caliente”). FSC Sponsor LLC (“FSC Sponsor”) is the managing member of, and may be deemed to beneficially own securities owned by, Caliente. FSC Sponsor indirectly has sole voting and dispositive power over the securities held by Caliente.

(3) Excludes (i) 200,000 shares of Class A Common Stock issuable upon the exercise of 200,000 Warrants (as defined below) underlying the Units (as defined below) and (ii) 20,000 shares of Class A Common Stock issuable upon the conversion of 200,000 Rights (as defined below) underlying the Units in connection with the Issuer’s initial business combination. The Warrants will become exercisable on the later of (a) the completion of the Issuer’s initial business combination and (b) 12 months from the effective date of the Issuer’s registration statement, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

1		NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alexander V. Schinzing
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,101,250 (1)(2)(3)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,101,250 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,101,250 (1)(2)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 250,000 shares of Class A Common Stock (as defined below) and 1,851,250 Founder Shares (as defined below). The Founder Shares are convertible into shares of the Issuer’s Class A Common Stock as described in the Issuer’s registration statement on Form S-1 (File No. 333-260434) under the heading “Description of Securities—Founder Shares and Private Placement Shares,” and have no expiration date.

(2) Includes (i) 775,000 Founder Shares and 200,000 shares of Class A Common Stock directly beneficially held by FSC Sponsor, (ii) 200,000 Founder Shares and 50,000 shares of Class A Common Stock directly beneficially owned by Celtic Sponsor VII LLC (“Celtic Sponsor VII”), (iii) 416,212 Founder Shares directly beneficially held by Celtic Asset & Equity Partners, Ltd. (“Celtic A&E”), (iv) 375,000 Founder Shares directly beneficially owned by Caliente and 85,038 Founder Shares directly beneficially owned by Frio Investments L.L.C. (“Frio”).

FSC Sponsor is the managing member of, and may be deemed to beneficially own securities owned by, Caliente. Mr. Schinzing is the managing member of FSC Sponsor and Celtic A&E and the manager of Celtic Sponsor VII and Frio. Therefore, Mr. Schinzing may be deemed to beneficially own securities owned by FSC Sponsor, Celtic Sponsor VII, Celtic A&E, Caliente and Frio. Mr. Schinzing indirectly has sole voting and dispositive power over the securities held by FSC Sponsor, Celtic Sponsor VII, Celtic A&E, Caliente and Frio.

(3) Excludes (i) 250,000 shares of Class A Common Stock issuable upon the exercise of 250,000 Warrants (as defined below) underlying the Units (as defined below) and (ii) 25,000 shares of Class A Common Stock issuable upon the conversion of 250,000 Rights (as defined below) underlying the Units in connection with the Issuer’s initial business combination. The Warrants will become exercisable on the later of (a) the completion of the Issuer’s initial business combination and (b) 12 months from the effective date of the Issuer’s registration statement, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Financial Strategies Acquisition Corp., a Delaware Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2626 Cole Ave., Suite 300, Dallas, TX 75219.

Item 2. Identity and Background.

a.	This Schedule 13D is being filed by Alexander V. Schinzing and FSC Sponsor (collectively, the “Reporting Persons”).

b.	The business address of Mr. Schinzing and the principal business office of FSC Sponsor is 2626 Cole Ave., Suite 300, Dallas, TX 75219.

c.	The principal business of FSC Sponsor is investing in securities, including securities of the Issuer. Mr. Schinzing’s principal occupation is serving as managing member of Celtic A&E. The principal business of Celtic A&E is providing consulting services to special purpose acquisition companies, and its address is 2626 Cole Ave., Suite 300, Dallas, TX 75219.

d.	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	FSC Sponsor is a limited liability company organized under the laws of the State of Delaware. Mr. Schinzing is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

FSC Sponsor and Celtic A&E acquired an aggregate of 2,501,250 Founder Shares (as defined below) in exchange for aggregate capital contributions of $25,000. Certain of these Founder Shares were subsequently transferred to certain other parties, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference, for the amounts specified therein.

FSC Sponsor expended $2,000,000 to acquire 200,000 Units (as defined below), and Celtic Sponsor VII expended $500,000 to acquire 50,000 Units. The funds for acquisitions reported in this Item 3 were derived from funds provided by affiliates of the Reporting Persons.

Item 4. Purpose of Transaction.

Founder Shares

On September 21, 2021, the Issuer effected a 7-for-10 reverse stock split of all issued and outstanding shares of its Class B common stock, par value $0.0001 per share (“Class B Common Stock, or “Founder Shares”), which reduced the number of issued and outstanding shares of Class B Common Stock from 2,875,000 shares to 2,012,500 shares. On October 13, 2021 the Issuer effected a 7.2-for-7 forward stock split of all issued and outstanding shares of its Class B common stock, which increased the number of issued and outstanding shares of Class B common stock from 2,012,500 shares to 2,070,000 shares. On November 23, 2021 the Company effected a 87-for-72 forward stock split of all issued and outstanding shares of its Class B common stock, which increased the number of issued and outstanding shares of Class B common stock from 2,070,000 shares to 2,501,250 shares. Unless otherwise indicated, all share and per share information contained herein has been adjusted to give effect to such stock splits.

In connection with the organization of the Issuer, on October 23, 2020, (i) FSC Sponsor purchased 2,063,531.25 Founder Shares for the amount of $20,625, pursuant to a Securities Subscription Agreement, dated October 23, 2020, by and between FSC Sponsor and the Issuer (the “FSC Sponsor Subscription Agreement”), and (ii) Celtic A&E purchased 437,718.75 Founder Shares for the amount of $4,375, pursuant to a Securities Subscription Agreement, dated October 23, 2020, by and between Celtic A&E and the Issuer.

Subsequent to these purchases, on December 9, 2021, Celtic A&E transferred 21,506.75 Founder Shares to FSC Sponsor for consideration of $3,750 pursuant to the terms of an Assignment and Assumption Agreement, dated as of December 9, 2021, by and between Celtic A&E and FSC Sponsor (the “Celtic A&E Assignment and Assumption Agreement”) and FSC Sponsor transferred an aggregate of 935,038 Founder shares to Celtic Sponsor VII, Frio, Greentree Financial Group Inc., Sea Otter Securities Group LLC, Sixth Borough Capital Fund LP (and certain members of its general partner), and certain accounts managed by Eagle Point Credit Management LLC (collectively, the “Transferees”) for aggregate consideration of $9,350.38 pursuant to the terms of an Assignment and Assumption Agreement, dated as of December 9, 2021, by and among FSC Sponsor and the Transferees (the “FSC Sponsor Assignment and Assumption Agreement”). These transfers included a transfer of 85,038 shares to Frio for consideration of $850.38 and a transfer of 200,000 shares to Celtic Sponsor VII for consideration of $2,000. Additionally, FSC Sponsor transferred 375,000 Founder Shares to Caliente in consideration for being appointed as managing member of Caliente pursuant to Caliente’s amended and restated limited liability company agreement.

The summaries of the Celtic A&E Assignment and Assumption Agreement and the FSC Sponsor Assignment and Assumption Agreement contained herein are qualified in their entirety by reference to the full text of such agreements, a form of which is filed as Exhibit 7 hereto.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-260434) (the “Registration Statement”) under the heading “Description of Securities—Founder Shares and Private Placement Shares,” the Founder Shares will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and other similar transactions), and certain anti-dilution rights and have no expiration date.

Units

On December 14, 2021, in connection with the Issuer’s initial public offering (the “IPO”), FSC Sponsor acquired 200,000 units (“Units”) of the Issuer and Celtic Sponsor VII acquired 50,000 Units of the Issuer, each at $10.00 per Unit, pursuant to the terms of a  Private Placement Units Purchase Agreement, dated as of December 9, 2021 (the “Private Placement Units Purchase Agreement”). Each Unit consists of one share of Class A Common Stock, one warrant entitling the holder to purchase one share of Class A Common Stock at $11.50 per share (collectively, the “Warrants”) and one right to receive one-tenth (1/10) of one share of Class A Common Stock upon the consummation by the Issuer of an initial business combination (as described more fully in the Issuer’s prospectus dated December 9, 2021) (collectively, the “Rights”). The Warrants will become exercisable on the later of (a) the completion of the Issuer’s initial business combination and (b) 12 months from the effective date of the Registration Statement. The warrants included in the Units will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

The foregoing description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the text of the Private Placement Units Purchase Agreement, which is attached hereto as Exhibit 5.

The shares of Class A Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s Class A Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Class A Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, FSC Sponsor and the direct beneficial owners of the shares indirectly beneficially owned by Mr. Schinzing have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a stockholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The following table sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof. These amounts are calculated on the basis of a total of 13,384,950 shares of the Issuer’s Class A Common Stock outstanding as of December 14, 2021, which includes which includes: (i) 10,005,000 shares of Class A Common Stock included in the units issued in the IPO, (ii) 2,501,250 shares of Class A Common Stock issuable upon conversion of the Founder Shares, (iii) 504,950 shares of Class A Common Stock underlying the Units issued pursuant to the Private Placement Units Purchase Agreement and (iv) 373,750 shares of Class A Common Stock issued to the representative of the underwriters in the IPO.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FSC Sponsor LLC	1,350,000	10.1%	1,350,000	0	1,350,000	0
Alexander V. Schinzing	2,101,250	15.7%	2,101,250	0	2,101,250	0

(c) Except as set forth in Item 4 and Item 6 of this Schedule 13D, the Reporting Persons neither beneficially own, nor have acquired or disposed of, any shares of Class A Common Stock during the last 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by the Reporting Persons other than the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Securities Subscription Agreement between the Issuer and FSC Sponsor

In connection with the organization of the Issuer, on October 23, 2020, FSC Sponsor purchased 2,063,531.25 Founder Shares for the amount of $20,625, pursuant to the FSC Sponsor Subscription Agreement. FSC Sponsor was subsequently assigned 21,506.75 Founder Shares by Celtic A&E pursuant to the Celtic A&E Assignment and Assumption Agreement, and subsequently assigned 935,038 Founder Shares to the Transferees pursuant to the FSC Sponsor Assignment and Assumption Agreement and assigned 375,000 Founder Shares to Caliente pursuant to Caliente’s limited liability company agreement, resulting in FSC Sponsor directly holding an aggregate of 775,000 Founder Shares.

The description of the FSC Sponsor Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2 hereto.

Registration Rights Agreement

On December 9, 2021, in connection with the Issuer’s IPO, the Issuer, FSC Sponsor and certain other security holders of the Issuer entered into a registration rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 3 hereto.

Insider Letter

On December 9, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with FSC Sponsor, certain other of the Issuer’s stockholders and the Issuer’s directors and officers. Pursuant to the Letter Agreement, FSC Sponsor and the other parties thereto agreed (i) if the Issuer seeks stockholder approval of a proposed business combination, to vote all shares held by it in favor of such proposed business combination and (ii) to waive their redemption rights with respect to securities of the Issuer held by them in connection with the completion of the Issuer’s initial business combination.

Pursuant to the Letter Agreement, the parties thereto agreed not to transfer any Founder Shares (or shares of Class A Common Stock issuable upon conversion thereof) until the earlier to occur of (i) one year after the date of the consummation of the Issuer’s initial business combination and (ii) the date on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Issuer’s Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after the Company’s initial business combination, the Founder Shares will no longer be subject to such transfer restrictions.

Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the parties thereto can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Units nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the parties thereto also agreed they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Class A Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 12 months (or 18 months, as applicable) from the closing of its IPO unless the Issuer provides its public stockholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, each party thereto agreed to waive, with respect to any shares of Class A Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of Class A Common Stock.

FSC Sponsor and Celtic Sponsor VII also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), they will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

This description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4 hereto.

Loan Agreement

On November 30, 2021, FSC Sponsor loaned the Issuer $200,000 under an unsecured promissory note (the “FSC Sponsor Promissory Note”) to be used for a portion of the expenses of this offering. The note is non-interest bearing and payable on the date of the initial business combination.

This description of the FSC Sponsor Promissory Note is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 6 hereto.

Item 7 MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement

2	Securities Subscription Agreement, dated October 23, 2020, between the Issuer and FSC Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 filed on October 22, 2021).

3	Form of Registration Rights Agreement, dated December 9, 2021, by and among the Issuer, I-Bankers Securities Inc., FSC Sponsor LLC and the other parties listed under “Investors” on the signature page thereto (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed on November 24, 2021).

4	Form of Letter Agreement, dated December 9, 2021, by and among the Company, FSC Sponsor and the other signatories thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed on November 24, 2021).

5	Form of Private Placement Units Purchase Agreement, dated December 9, 2021, by and among the Company, FSC Sponsor LLC and the parties identified on Schedule I attached thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1/A filed on November 24, 2021).

6	Promissory Note, effective November 30, 2020, issued to FSC Sponsor LLC (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A filed on November 24, 2021).

7	Form of Assignment and Assumption Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021

FSC Sponsor LLC

By:	/s/ Alexander V. Schinzing
Name: Alexander V. Schinzing
Title: Managing Member

Dated: December 17, 2021

By:	/s/ Alexander V. Schinzing
Name: Alexander V. Schinzing